[DECHERT LLP LOGO]

November 18, 2010

VIA EDGAR

Mr. Jeffrey A. Foor, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          ING Investors Trust (on behalf of ING Pioneer Equity Income Portfolio)

File No.  811 - 05629

Dear Mr. Foor,

This letter responds to comments provided to Hoang Pham and Alpa Patel on November 9, 2010 in connection with a proxy statement (the “Proxy Statement”) that was filed on October 28, 2010 by ING Investors Trust (the “Registrant”) on behalf of ING Pioneer Equity Income Portfolio (the “Portfolio”). Set forth below are comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) and the Registrant’s responses.  Unless otherwise noted, defined terms have the same meaning as in the Proxy Statement.

Proposal One

1.              Comment:   In the “What are the reasons for the Proposal?” section, please clarify that the merger proposal discussed is subject to the approval of the shareholders of ING Lord Abbett Growth and Income Portfolio and the consummation of the merger is not guaranteed.

Response:  The Registrant has revised the disclosure as requested.

2.              Comment:   In the “What is the financial impact resulting from the appointment of ING IM as sub-adviser?” section, please include disclosure that DSL and ING IM are affiliated entities and therefore all advisory fees paid by the Portfolio will stay within the ING fund family.

Response:  The Registrant has revised the disclosure as requested.

3.              Comment:   In the “What is the financial impact resulting from the appointment of ING IM as sub-adviser?” section, it is stated that “DSL will share the benefit of the lower sub-advisory fee equally with the Portfolio; however, because of the expense limitation agreement… the effect of the cost-savings will have no effect on the Portfolio’s gross and net expense ratios.” The Staff believes that if DSL chooses to lower expense limits for the Portfolio, its benefit sharing would have an effect on the Portfolio’s expense ratios. Please revise or clarify the disclosure.

Response:  The Registrant notes that the annual benefit to DSL, which is approximated at 0.0075% of the Portfolio’s net assets or $9,400 annually (based on the Portfolio’s net assets as of July 31, 2010), will be shared equally with the Portfolio such that 0.00375% or $4,700 would be shared with the Portfolio on an ongoing basis.  The Registrant also acknowledges that, because of the Portfolio’s existing expense limitation agreement, the 0.00375% or $4,700 shared benefit would have no effect on the Portfolio’s expense ratios.  However, if the expense limitation agreement was not renewed after May 1, 2011, this benefit sharing would have an effect on the Portfolio’s expense ratios and would lower 0.00375% from the Portfolio’s net expense ratios.  However, given the confusion in the disclosure and in response to the Staff’s comment, Registrant has deleted the disclosure.

4.              Comment: Please confirm that ING Equity Dividend Fund is the only account managed by ING IM that has investment objectives, policies and strategies that are substantially similar to those ING IM intends to implement for the Portfolio.

5.              Response:   Registrant hereby confirms the ING Equity Dividend Fund is the only account managed by ING IM that has investment objectives, policies and strategies that are substantially similar to those ING IM intends to implement for the Portfolio.

6.              Comment: In the “What happens if shareholders do not approve the Proposal?” section, please clarify that Proposal One is not contingent on the ING Lord Abbett Growth and Income Portfolio shareholders approving its merger into the Portfolio.

Response:  The Registrant has revised the disclosure as requested.

Proposal Two

7.              Comment:  Please separate Proposal Two into Proposal 2(a) and Proposal 2(b) since the proposal refers to two separate sub-advisory agreements.

Response:  The Registrant has separated Proposal Two as requested.

General

8.              Comment: Please provide the required Tandy letter along with your response.

Response: The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 202.261.3496.

Very truly yours,

/s/Hoang Pham
Hoang Pham
Associate
Dechert LLP

Attachments

cc:           Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Paul Calderelli, Esq.

ING Investments, LLC

Jeffrey S. Puretz, Esq.

Dechert LLP

Attachment A

November 18, 2010

VIA EDGAR

Mr. Jeffrey A. Foor, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          ING Investors Trust (on behalf of ING Pioneer Equity Income Portfolio)

File No.  811 - 05629

Dear Mr. Thompson:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480-477-2666.  Thank you.

Regards,

/s/ Huey P. Falgout
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:           Jeffrey S. Puretz, Esq.

Dechert LLP